

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Brian R. Balbirnie
Chief Executive Officer
Issuer Direct Corporation
500 Perimeter Park Drive, Suite D
Morrisville, NC 27560

> **Re:** **Issuer Direct Corporation**
> **Registration Statement on Form S-1**
> **Filed January 3, 2014**
> **File No. 333-193167**

Dear Mr. Balbirnie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements

Note 3: Intangible Assets, page F-9

Select Pro-Forma Financial Information, page F-10

1. We note that you include limited pro-forma financial information with respect to your acquisition of PIR. However, pursuant to Rule 8-05 of Regulation S-X, please include a full set of pro-forma financial statements along with appropriate explanatory footnotes. In this regard, we note that you filed a full set of pro-forma financial statements with respect to your acquisition of PIR in Exhibit 99.3 to your Form 8-K/A filed on October 8, 2013. Please include a similarly-prepared set of pro-forma financial statements in the registration statement. However, the pro-forma financial statements included in the registration statement should be for the nine months ended September 30, 2013, not for the six months ended June 30, 2013. Also, the pro-forma financial statements for the

nine months ended September 30, 2013 should be included in the body of the registration statement, not filed as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Jeffrey M. Quick, Esq.